SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of May, 2004

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco and Unibanco Holdings

FOR IMMEDIATE RELEASE	CONSOLIDATED RESULTS For the First Quarter 2004
For further information please contact:
Geraldo Travaglia
Ney Dias
Marcelo Rosenhek
Leandro Alves
Letícia Wrege

Unibanco
Av. Eusébio Matoso, 891-15th floor
São Paulo, SP 05423-901
Phone: (55 11) 3097-1626 / 1313
Fax: (55 11) 3813-6182 / 3097-4830
E-mail: investor.relations@unibanco.com

(São Paulo, Brazil, May 13, 2004) - Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A. released today their consolidated financial results under Brazilian GAAP for the first quarter of 2004.

Profitability

  1Q04 net income rose to R$276 million, reflecting a 26.6% growth compared to 1Q03. Stockholders’ equity in March 2004 stood at R$7,358 million, representing a 9.5% increase when compared to March 2003. Annualized ROAE stood at 16.1% in 1Q04.

Assets, Funding and Capital Adequacy

  Unibanco’s consolidated total assets reached R$71,505 million on March 31st, 2004, representing an increase of 2.1% when compared to March 2003. Of this total, R$27,049 million were loans, R$17,945 million were marketable securities, issued primarily by the federal government and derivative financial instruments, and R$10,498 million were interbank investments.

  Consolidated loan portfolio, including other credits, stood at R$27,343 million in March 2004, an increase of 5.2% in the last twelve months.

  At the end of March 2004, the balance for the consolidated allowance for loan losses totaled R$1,396 million, representing 5.1% of the portfolio. This allowance was composed of:

    R$554 million according to Resolution 2682, related to overdue credits;
    R$627 million according to risk parameters of Resolution 2682, related to falling due credits;
    R$215 million based on more conservative percentages than those required by the Regulatory Authority.

  Credit portfolio posted improvement in quality when comparing 1Q04 to 1Q03. Highlights are:

    AA-A portfolio balance improved from 67.1% to 74.5% of the total credit. Relative to 1Q03, the March 2004 portfolio posted additional R$2,937 million in credits classified in this group.
    D-H portfolio balance over total loan portfolio improved from 8.7% in March 2003 to 8.1% in March 2004. When compared to March 2003, the portfolio classified in this group, showed a R$52 million decrease.

  Funds and portfolios managed by UAM - Unibanco Asset Management, ended March 2004 with R$29,324 million in assets, up 48.9% compared to the 37.2% growth of the industry. Unibanco’s overall funding reached R$86,130 million, including investment funds and assets under management on March 31st, 2004.

  The BIS ratio stood at 18.1%, well above the minimum required by the Brazilian Central Bank of 11%.

Results Highlights

  The net financial margin, adjusted by the net impact on investments abroad, stood at 9.4% in 1Q04, compared to 7.8% in 1Q03. Financial margin after provisions was R$1,205 million in 1Q04, a 16.7% growth compared to the figure of 1Q03.

  In 1Q04, total fees amounted to R$741 million, an increase of 11.9% when compared to 1Q03. The ratio of fee revenue over administrative and personnel expenses, which measures recurrent revenues and expenses, increased from 62.4% in 1Q03 to 64.8% in 1Q04.

  1Q04 total personnel and administrative expenses stood at R$1,143 in 1Q04, decreasing R$93 million when compared to 4Q03.

Performance Overview

Balance Sheet (R$ million)	1Q04	1Q03
Loan Portfolio (includes guarantees)	27,343	25,991
Total assets	71,505	70,014
Total deposits	27,414	25,176
Stockholders' equity	7,358	6,717
Assets under management	29,324	19,691
Income Statement (R$ million)
Profit from financial intermediation before provision (a)	1,518	1,317
Provision for loan losses (b)	(313)	(284)
Gross profit from financial intermediation (a-b)	1,205	1,033
Fees from services rendered	741	662
Total expenses	(1,143)	(1,062)
Net income	276	218
Ratios (%)
Annualized ROAE	16.1	13.8
Annualized ROAA	1.6	1.2
Fees from services rendered / Personnel and administrative expenses	64.8	62.4
BIS (under Central Bank of Brazil guidelines)	18.1	16.2
Earnings per 1000 shares (R$)	2.01	1.58
Book value per 1000 shares (R$)	53.47	48.69
Other Information
Points of sale (1)	1,392	1,419
Number of customers (million) (2)	15.8	12.4
(1)	Includes only branches, corporate-site branches, in-store branches and Fininvest stores.
(2)	Includes HiperCard's 1.6 million clients in 1Q04.

•	The Brazilian Economy	04

•	Net Income and Stockholders’ Equity	04

•	Assets	05

Securities Portfolio	06

Loan Portfolio	08

Balance and Changes in Allowance for Loan Losses	10

•	Funding	13

•	Capital Adequacy and Fixed Assets Ratio	14

•	Performance Overview	15

Results	15

Fees from Services Rendered	17

Personnel and Administrative Expenses	18

•	Businesses Highlights	20

Retail Bank	20

Wholesale Bank	24

Insurance and Private Pension Plans	25

Wealth Management	27

•	Unibanco People	28

•	Social Responsibility	29

•	Corporate Governance	29

•	Consolidated Balance Sheet	31

•	Consolidated Income Statement	32

The Brazilian Economy

1Q04 was characterized by a lower pace of the expansionist trend in monetary policy and a pause in the recovery of the industrial activity. Inflation was again a concern in this period in view of the supply-side shock generated by the rising tendency of international commodity prices. External accounts, driven by the robust trade surplus, helped maintaining the good liquidity in the FX market.

Exports in the quarter drove the trade balance to increasing monthly surpluses. The trade balance reached a positive US$6.2 billion, 62% more than the first quarter of last year, increasing the Brazilian 12-month trade surplus to US$27.2 billion, a historic record.

The domestic scenario generated by the continuing external adjustment, have been intensified by a substantial fiscal result for 1Q04 with a primary surplus of 5.4% of GDP, thus strengthening the credibility of fiscal policy. The counterpoint to this domestic scenario was the process of the liquidity decrease on global capital markets due to expectations of a hike in the basic interest rate in the US. The EMBI (Emerging Market Bond Index) for Brazil reached 557 points at the end of 1Q04, an increase in relation to the end of 2003, when it reached 463 points. Despite a higher sovereign risk perception and the continuity of the federal government's interventions, aiming at reducing liquidity in the FX market, the robustness of the balance of payments led to a virtual stable exchange rate that ended 1Q04 with a Brazilian Real depreciation of only 0.7%.

The public accounts’ results have been enough to keep the debt/GDP ratio decreasing this year, ending March at 57.4% against 58.7% at the end of 4Q03. The portion of the dollar-pegged federal government debt (including swaps) fell from 20.5% in December 2003 to 16.3% in March 2004.

1Q04 accumulated inflation (measured by IPC-A consumer price index), at 1.9%, was higher than the figure of 1.2% for 4Q03 but substantially below the 5.1% of the first quarter of 2003.

The scenario prompted a more cautious approach. The Copom (Monetary Policy Committee) reduced the basic interest rate (Selic) by only 0.25% in the accumulated 1Q04 rate, after a 10% reduction from June to December 2003. In the 1Q04, expected real interest rate, taking into account the yield curve and inflation expectations, remained between 8% to 9% per annum, historically a low level range.

After a strong economic activity in 4Q03, economic growth during 1Q04 declined to more modest levels without affecting the favorable perspectives for the year. Industrial output in the first two months of the year posted a retraction of 2.4% in relation to the previous quarter.

Finally, regarding the expansion of credit operations with free funds, the performance in early 2004 was more promising than last year. Up to March, the balance of these operations showed an accumulated nominal growth of 3.9%, close to the 5.6% reached during the whole year of 2003.

Net Income and Stockholders’ Equity

Unibanco

1Q04 net income amounted to R$276 million, reflecting a 26.6% growth compared to 1Q03. Stockholders’ equity in March 2004 stood at R$7,358 million, representing a 9.5% increase when compared to March 2003.

The following table shows Unibanco’s consolidated profitability:

Profitability	1Q04	4Q03	1Q03
Annualized return on average equity (%)	16.1	17.5	13.8
Annualized return on average assets (%)	1.6	1.7	1.2
Earnings per 1000 shares (R$)	2.01	2.12	1.58
Earnings per GDS (R$) (1)	1.95	2.06	1.59
Book value per 1000 shares (R$)	53.47	52.00	48.69
(1)	Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 500 UNITs. Each UNIT consists of one Unibanco preferred share and one Unibanco Holdings preferred share.

Unibanco Holdings

Unibanco Holdings’ net income for 1Q04 totaled R$155 million, resulting in earnings per 1,000 shares of R$1.89. Stockholders’equity in the same period reached R$4.4 billion and the ROAE stood at 15.1%, impacted by the PIS and COFINS tax provisions over interest on capital stock revenues. Book value per 1,000 shares reached R$53.42.

Assets

Unibanco’s consolidated total assets reached R$71,505 million on March 31st, 2004, representing an increase of 2.1% when compared to March 2003. Of this total, R$27,049 million were loans, R$17,945 million were marketable securities, issued primarily by the federal government and derivative financial instruments, and R$10,498 million were interbank investments.

Securities Portfolio

The following table shows the securities portfolio classification in March 2004 and the input of marked-to-market adjustments for the indicated periods:

R$ Million
Classification of Securities	Book Value	% of Portfolio	Amortized Cost	% of Portfolio
Trading	8,185	47%	8,100	46%
Available for sale	3,544	20%	3,657	21%
Held to maturity	5,795	33%	5,795	33%
Total	17,524	100%	17,552	100%

R$ Million
	Market Value Adjustment March 04	Δ 1Q04
To Income Statement
Trading	85	19
Derivatives	26	(12)
Total	111	7

To Equity
Available for sale	(113)	(14)
Derivatives	(144)	75
Total	(257)	61

The sale of securities classified as available for sale generated gains before taxes of R$3 million in 1Q04.

The following table shows the changes in the securities portfolio in the quarter:

R$ Million
Changes in Securities Portfolio	Balance Dec-03	Foreign Exchange Variation	Interest	Maturity (1)	Purchases	Sales	Balance Mar-04
Trading	5,779	4	211	(323)	5,796	(3,367)	8,100
Available for sale	3,551	7	148	(210)	815	(654)	3,657
Held to maturity	5,773	33	159	(1,052)	882	-	5,795

Total	15,103	44	518	(1,585)	7,493	(4,021)	17,552
(1)	Interest payments and redemptions at maturity.

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement. The following table shows such securities’ balance on March 31st , 2004:

R$ Million
Trading Securities	Amortized Cost	Market Value Adjustment	Market Value
Federal government	4,910	5	4,915

Brazilian sovereign bonds	120	-	120

Bank debt securities	332	1	333

Mutual funds	2,156	-	2,156

Others	582	79	661

Total	8,100	85	8,185
Tax effect		(29)
Total (-) tax credit		56

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are adjusted at market value, recorded in a separate stockholders’ equity account. The following table show their balance on March 31st , 2004:

R$ Million
Securities Available for SaleTrading Securities	Amortized Cost	Market Value Adjustment	Market Value
Federal government	545	3	548

Brazilian sovereign debt	32	-	32

Foreign Government	68	-	68

Corporate debt securities	2,226	(109)	2,117

Bank debt securities	264	5	269

Marketable equity securities	202	(12)	190

Mutual funds	320	-	320

Total	3,657	(113)	3,544
Tax effect		38
Total (-) tax credit		(75)

Unibanco classifies as held to maturity those securities it has the intention and the financial capability to keep in the portfolio until maturity. They are accounted for at their acquisition cost plus accrued interest. The following tables show their balance on March 31st , 2004:

R$ Million
Securities Held to Maturity	Amortized Cost
Federal government	3,586

Brazilian sovereign debt	1,848

Corporate debt securities	286

Bank debt securities	75

Total	5,795

Securities held to maturity funded with third parties resources	Balance on March 31, 2004 (R$ Million)	Average Interest Rate per Annum (%)	Average Maturity in Months
I. Securities (indexed/denominated in US$)	5,263	9.96	34
Third parties resources (denominated in US$)	5,263	4.78	42
Annual spread		4.94
II. Other securities - indexed to IGPM	348	9.83	232
Third parties resources	348	6.00	232
Annual spread		3.61
III. Securities - indexed by Selic	184	16.11	28
Third parties resources	184	6.00	28
Annual spread		9.54
Total securities held to maturity	5,795	10.15	46

The market value of such securities stood at R$6,084 million on March 31st , 2004. The weighted average spread of this portfolio, funded by third parties, was 5.01% per annum in March 2004.

Loan Portfolio

Consolidated loan portfolio stood at R$27,343 million in March 2004, an increase of 5.2% in the last twelve months. The following tables show loan portfolio by type of client, by segment, and by business:

R$ Million
Balance of Loans by Client Segment	Mar-04	Dec-03	Mar-03	Quarter Change (%)	Annual Change (%)
Total Corporate	17,816	18,394	17,299	-3.1	3.0
Large corporate	13,139	13,888	13,025	-5.4	0.9
Middle market	1,699	1,514	1,592	12.2	6.7
Small companies	2,978	2,992	2,682	-0.5	11.0

Total Individuals	9,527	9,523	8,692	0.0	9.6
Multiple Bank and other companies	5,682	5,525	5,284	2.8	7.5
Fininvest	1,141	1,156	1,071	-1.3	6.5
LuizaCred(1)	162	159	108	1.9	50.0
PontoCred(1)	343	357	266	-3.9	28.9
Unicard(2) / Credicard(3)	2,199	2,326	1,963	-5.5	12.0

Total	27,343	27,917	25,991	-2.1	5.2
(1)	50% stake in LuizaCred and PontoCred
(2)	Unicard - Banco Múltiplo S.A.- since April 2003 denomination of Banco Bandeirantes which merged Credibanco - Cartão Unibanco.
(3)	33% stake in Credicard.

R$ Million
Loan Portfolio by Business Activity	Mar-04	Dec-03	Mar-03	Quarter Change (%)	Annual Change (%)
Manufacturing	8,857	9,285	8,862	-4.6	-0.1
Retailers	2,858	2,783	2,378	2.7	20.2
Financial service	105	170	230	-38.2	-54.3
Residential construction loans	274	263	162	4.2	69.1
Other services	4,880	5,081	4,912	-4.0	-0.7
Agribusiness	842	812	755	3.7	11.5
Individual	9,527	9,523	8,692	0.0	9.6
Total Risk	27,343	27,917	25,991	-2.1	5.2

R$ Million
Loans, by Segment and by Companies - March 2004	Multiple Bank and Other Companies	Consumer Finance Companies	CDC and Auto Financing	Total
Commercial, industrial and other	11,865	46	808	12,719
Import and export financing	3,542	-	-	3,542
Agricultural loans	842	-	-	842
Subtotal 1	16,249	46	808	17,103
Credit cards	84	2,860	-	2,944
Individuals	2,941	691	1,906	5,538
Leasing	237	-	268	505
Real estate loans	959	-	-	959
Subtotal 2	4,221	3,551	2,174	9,946
Total loans	20,470	3,597	2,982	27,049
Responsibility undertaken by controlled companies	-	294	-	294
Total Risk	20,470	3,891	2,982	27,343

The following chart shows the growth in companies and individuals portfolio. Consumer finance portfolio and small, micro and medium companies loans posted greater growth.

Corporate
9.4%
4,274
4,677
Micro, Middle and Small Companies
0.9%
13,025
13,139
Large Corporate
3.0%
17,299
17,816
Total Corporate
Individuals
12.8%
3,408
3,845
Consumer Finance Companies
7.5%
5,284
5,682
Multiple Bank and Other Companies
9.6%
8,692
9,527
Total Individuals
Mar-03
Mar-04

The Retail credit portfolio, including insurance, grew by 11.3% when compared to March 2003, from R$11,012 million to R$12,259 million in March 2004. The credit portfolio in the Wholesale segment, including Private Banking, posted an increase of 0.7% Y-o-Y totaling R$15,084 million in March 2004. Credit operations indexed to the US dollar increased from US$1.8 billion in March 2003 to US$2.1 billion in March 2004. Nonetheless in Reais, the portfolio posted a drop of R$93 million, as per the Real appreciation in the period.

Balance and Changes in Allowance for Loan Losses

At the end of March 2004, the balance for the consolidated allowance for loan losses totaled R$1,396 million, representing 5.1% of the portfolio. This allowance was composed of:

  R$554 million according to Resolution 2682, related to overdue credits;
  R$627 million according to risk parameters of Resolution 2682, related to falling due credits;
  R$215 million based on more conservative percentages than those required by the Regulatory Authority.
R$ Million
Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Required		Excess Provision above Res. 2682	Total Provisions	% of Portfolio
				Overdue Installments	Falling Due Installments
AA	-	10,151	37.1	-	-	9	9	0.1
A	0.5	10,216	74.5	-	51	20	71	0.7
B	1.0	2,703	84.4	2	25	13	40	1.5
C	3.0	2,053	91.9	5	56	31	92	4.5
D	10.0	694	94.4	17	53	115	185	26.7
E	30.0	548	96.4	78	87	9	174	31.8
F	50.0	248	97.3	72	52	16	140	56.5
G	70.0	158	7.9	62	49	2	113	71.5
H	100.0	572	100.0	318	254	-	572	100.0
TOTAL		27,343		554	627	215	1,396
% of portfolio							5.1%

Credit Portfolio Breakdown

Credit portfolio posted improvement in quality when comparing 1Q04 to 1Q03. Highlights are:

  AA-A portfolio balance improved from 67.1% to 74.5% of the total credit. Relative to 1Q03, the March 2004 portfolio posted additional R$2,937 million in credits classified in this group.
  D-H portfolio balance over total loan portfolio improved from 8.7% in March 2003 to 8.1% in March 2004. When compared to March 2003, the portfolio classified in this group, showed a R$52 million decrease.

As a consequence of the portfolio quality improvement, allowance for loan losses was reduced from R$1,458 million in March 2003 to R$1,396 million in March 2004.

Allowance for loan losses over the balance of loans for which the payment of a portion of the principal or interest have been past due for 60 days or longer (non-accrual portfolio) reached 108.6%. The ratio of non-accrual portfolio over the total loan portfolio was 4.7% in March 2004.

The following tables show the loan portfolio classification and allowances for loan losses by company as of March 2004:

				R$ million
Portfolio Classification, by Risk	Multiple Bank and Other Companies	Consumer Finance Companies	CDC and Auto Financing	Total
AA	9,346	440	365	10,151
A	5,458	2,501	2,257	10,216
B	2,285	268	150	2,703
C	1,799	146	108	2,053
D	534	125	35	694
E	432	95	21	548
F	143	90	15	248
G	71	77	10	158
H	402	149	21	572
Total	20,470	3,891	2,982	27,343

				R$ million
Provisions for Loan Losses, by Risk	Multiple Bank and Other Companies	Consumer Finance Companies	CDC and Auto Financing	Total
AA	9	-	-	9
A	28	32	11	71
B	27	11	2	40
C	77	12	3	92
D	160	21	4	185
E	135	33	6	174
F	86	47	7	140
G	51	55	7	113
H	402	149	21	572
Total	975	360	61	1,396

The tables below show the changes in allowance for loan losses and recoveries:

			R$ million
Allowance for Loan Losses	1Q04	4Q03	1Q03
Allowance for loan losses (opening balance)	1,549	1,537	1,591
Provision for loan losses	313	342	284
Required provision	321	351	320
Additional provision	(8)	(9)	(36)
Opening balance from acquired company	3	-	-
Loan write-off	(469)	(330)	(417)
Allowance for loan losses (closing balance)	1,396	1,549	1,458

Loan recovery	62	134	83
Net write-off	(407)	(196)	(334)
Net write-off / Total Risk (%)	1.5	0.7	1.3

				R$ million
Allowance for Loan Losses by Company - 1Q04	Multiple Bank and Other Companies	Consumer Finance Companies	CDC and Auto Financing	Total
Allowance for loan losses (opening balance)	1,045	424	80	1,549
Provision for loan losses	127	164	22	313
Opening balance from acquired company	3	-	-	3
Loan write-off	(200)	(228)	(41)	(469)
Allowance for loan losses (closing balance)	975	360	61	1,396

Loan recovery	37	23	2	62
Net write-off	(163)	(205)	(39)	(407)
Net write-off / Total Risk (%)	0.8	5.3	1.3	1.5

				R$ million
Allowance for Loan Losses by Company - 4Q03	Multiple Bank and Other Companies	Consumer Finance Companies	CDC and Auto Financing	Total
Allowance for loan losses (opening balance)	1,066	401	70	1,537
Provision for loan losses	146	173	23	342
Loan write-off	(167)	(150)	(13)	(330)
Allowance for loan losses (closing balance)	1,045	424	80	1,549

Loan recovery	89	43	2	134
Net write-off	(78)	(107)	(11)	(196)
Net write-off / Total Risk (%)	0.4	2.6	0.4	0.7

Funding

The following table shows Unibanco’s total funding:

					R$ million
Funding Balance	Mar-04	Dec-03	Mar-03	Quarter Change (%)	Annual Change (%)
Total funds in local currency	42,140	41,789	40,257	0.8	4.7
Total funds in foreign currency	14,666	13,396	16,201	9.5	-9.5
Total funds	56,806	55,185	56,458	2.9	0.6
Assets under management	29,324	26,945	19,691	8.8	48.9
Total funds + assets under management	86,130	82,130	76,149	4.9	13.1

On March 31, 2004, Unibanco’s overall funding reached R$86,130 million, including R$29,324 million in investment funds and assets under management. Total local and foreign funding stood at R$56,806 million by the end of March 2004.

Funds and portfolios managed by UAM – Unibanco Asset Management, ended March 2004 with R$29,324 million in assets, up 48.9% compared to the 37.2% growth of the industry, and 8.8% Q-o-Q. (also refer to Businesses Highlights – Wealth Management).

The following table shows funding in local and foreign currency:

					R$ million
Funds in Local Currency	Mar-04	Dec-03	Mar-03	Quarter Change (%)	Annual Change (%)
Total funds in local currency	42,140	41,789	40,257	0.8	4.7
Total deposits	24,731	23,469	23,445	5.4	5.5
Demand deposits	1,945	2,134	1,823	-8.9	6.7
Savings deposits	5,386	5,551	5,247	-3.0	2.6
Interbank deposits	195	204	107	-4.4	82.2
Time deposits	17,205	15,580	16,268	10.4	5.8
Funds obtained in the open market	5,909	6,452	5,028	-8.4	17.5
Debentures and mortgage notes	795	829	728	-4.1	9.2
Local onlendings (BNDES funds)	4,816	5,398	4,802	-10.8	0.3
Subordinated Debt	328	315	235	4.1	39.6
Tech. provisions for insurance, capitaliz. and pension plans	4,641	4,195	3,353	10.6	38.4
Others	920	1,131	2,666	-18.7	-65.5

					R$ million
Funds in Foreign Currency	Mar-04	Dec-03	Mar-03	Quarter Change (%)	Annual Change (%)
Total funds in foreign currency	14,666	13,396	16,201	9.5	-9.5
Total deposits	2,683	1,888	1,731	42.1	55.0
Demand deposits	580	595	738	-2.5	-21.4
Savings deposits	412	367	275	12.3	49.8
Interbank deposits	150	72	34	108.3	341.2
Time deposits	1,541	854	684	80.4	125.3
Funds obtained in the open market	1,232	732	853	68.3	44.4
Local onlendings (BNDES funds)	274	266	364	3.0	-24.7
Foreign onlendings	250	253	234	-1.2	6.8
Finance lines for exports and imports	2,587	2,490	3,773	3.9	-31.4
Eurobonds and commercial paper	2,288	2,636	4,006	-13.2	-42.9
Subordinated Debt	1,184	1,153	682	2.7	73.6
Securitization	2,454	2,438	1,341	0.7	83.0
Other	1,714	1,540	3,217	11.3	-46.7

Funding in foreign currency posted a drop of 9.5% Y-o-Y, totaling R$14,666 million at the end of March 2004, mainly due to the appreciation of the Real during the period.

Unibanco issued a US$100 million Eurobond in January 2004. The 18-month transaction matures on August 10th, 2005, and offers a 3% coupon per annum and semi-annual payments. The launch price was 99.927%, providing the investor with a 3.05% yield per annum.

Capital Adequacy and Fixed Assets Ratio

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 Months
BIS Ratio at the beginning of the period	18.6	16.2
Changes in risk weighted assets	-	0.2
Changes in credit swap risk	-	0.1
Net foreign exchange exposure	(0.8)	(0.8)
Changes in market risk - interest rates	-	(0.1)
Stockholders' equity growth	0.3	1.4
Tier II - December 2003	-	1.1
BIS Ratio on March 31, 2004	18.1	18.1

The BIS ratio stood at 18.1%, above the minimum required by the Brazilian Central Bank of 11%.

The table below shows the reference equity breakdown between Tier I and Tier II capital in March 2004:

	Reference Equity (R$ million)	BIS ratio (%)
Tier I	7,484	15.2
Tier II	1,444	2.9

Total	8,928	18.1

In March 2004, fixed asset ratio stood at 46.8% compared to 48.9% Y-o-Y.

Performance Overview

Results

Net income in 1Q04 stood at R$276 million, up 26.6% when compared to the same period of last quarter.

The net financial margin, adjusted by the net impact on investments abroad stood at 9.4% in 1Q04. Financial margin after provisions was R$1,205 million in 1Q04, a 16.7% growth compared to the figure of 1Q03, as demonstrated in the following table:

			R$ million
Financial Margin	1Q04	4Q03	1Q03
Revenue from financial intermediation	2,891	3,016	2,854
Expenses on financial intermediation	(1,373)	(1,412)	(1,537)
Financial margin (before provision for loan losses) (A)	1,518	1,604	1,317
Provision for loan losses	(313)	(342)	(284)
Financial margin (after provision for loan losses)	1,205	1,262	1,033

Total Average Assets (-) Average Permanent (B)	67,045	65,611	69,321

Annualized Net Financial Margin (%) (A/B)	9.4	10.1	7.8

Investments abroad totaled R$2.0 billion and R$3.3 billion at the end of March 2004 and March 2003, respectively. In this period, the subsidiaries and branches abroad paid US$588 million in dividends to Unibanco in Brazil. During the course of 1Q04, these investments were reduced by dividends payments, as shown below:

			US$ million
	1Q04	4Q03	1Q03
Investments Abroad (opening balance)	842	941	1,015
Net Income	49	52	47
Dividends paid	(220)	(148)	(101)
Market value adjustments	3	(3)	38
Investments Abroad (closing balance)	674	842	999

During 1Q04, practically 100% of these investments had been hedged, reducing the effect of exchange rate fluctuation in the quarter. The expenses of income tax and social contribution are impacted by the non deductibility of the effect of the exchange rate fluctuation, as shown below:

			R$ million
Impact on Investments Abroad	1Q04	4Q03	1Q03
Exchange rate fluctuation on investments abroad	8	(28)	(200)
Hedge on investments abroad	34	43	135
Net impact before income tax and social contribution	42	15	(65)

Tax effects from exchange rate fluctuation on investments abroad	3	(10)	(68)

Net impact after income tax and social contribution	45	5	(133)

The following table shows the balance of assets and liabilities in foreign and local currencies, and the net exposure:

			R$ million
	31/mar/04
	Local Currency	Foreign Currencies	Consolidated
Cash and due from bank / Interbank investments	8,844	2,589	11,433
Marketable securities	11,503	6,442	17,945
Trading	7,650	535	8,185
Available for sale	2,939	605	3,544
Held to maturity	532	5,263	5,795
Derivative financial instruments	382	39	421
Interbank accounts	4,162	259	4,421
Net loans	19,915	5,737	25,652
Loans	20,993	6,056	27,049
Allowances for loan losses	(1,077)	(319)	(1,396)
Other assets	11,212	841	12,053
Total assets	55,637	15,868	71,505

Deposits	24,731	2,683	27,414
Securities sold under repurchase agreements (open market)	5,909	1,232	7,141
Resources from securities issued	795	2,288	3,083
Interbank accounts	431	27	458
Borrowings and onlending	4,986	3,853	8,839
Financial derivative instruments	214	41	255
Other liabilities	11,274	4,841	16,115
Minority interest	842	-	842
Stockholders' equity	7,358	-	7,358
Total liabilities	56,540	14,965	71,505

Off-balance sheet notional values, net	(1,161)	(822)	(1,983)
Operations to mature (with no exposure risk), foreign strategic shareholder and others		(529)

Net exposure - BIS ratio		(448)

The following chart demonstrates net revenues by business:

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

			R$ million
Fees from Services Rendered	1Q04	4Q03	1Q03
Banking fees and other fees and commissions	406	413	351
Credit Cards	244	286	238
Unibanco's Cards	108	115	108
Credicard	136	171	130
Assets under management	91	86	73
Total fees from services rendered	741	785	662

In 1Q04, total fees amounted to R$741 million, an increase of 11.9% when compared to 1Q03.

1Q04 banking fees of R$406 million grew by 15.7% over the 1Q03. Fee revenues from the credit card business reached R$244 million in 1Q04. Over a year, revenues from credit cards were reduced by seasonal effect. Y-o-Y, they were up 2.5% due to an increase in volume transaction.

Fee revenues from assets under management reached R$91 million in 1Q04, representing a 24.7% growth Y-o-Y. Assets under management increased by 48.9% in the period.

The ratio of fee revenue over administrative and personnel expenses(recurrent revenues and expenses), increased from 62.4% in 1Q03 to 64.8% in 1Q04, as shown below. The efficiency ratio reached 59.5% in 1Q04.

Personnel and Administrative Expenses

The table below shows the breakdown of Unibanco’s personnel and administrative expenses:

			R$ million
Personnel and Administrative Expenses	1Q04	4Q03	1Q03
Multiple bank	729	787	667
Subsidiaries	414	449	395
Total	1,143	1,236	1,062

1Q04 total personnel and administrative expenses grew R$81 million when compared to 1Q03, decreasing R$93 million when compared to the previous quarter. The graph below shows total expenses growth compared to IPC-A.

The table below presents the breakdown of personnel expenses for the periods indicated:

			R$ million
Personnel Expenses	1Q04	4Q03	1Q03
Multiple bank	333	343	285
Subsidiaries	126	117	115
Total	459	460	400

At the Multiple Bank, personnel expenses presented in 1Q04 a R$48 million growth comparing to the same period of the previous year. When compared to last quarter, the R$10 million reduction is explained by the seasonal effect of employees vacations.

In the 1Q04, total expenses increased R$59 million when compared to the previous year, as a result of the growth in the sales force, mostly concentrated in the branch network, and the collective bargaining agreement, mainly the wage adjustment as of September of 2003 (12.6%) applicable to the bank employees category.

The following table shows the administrative expenses breakdown:

			R$ million
Other Administrative Expenses	1Q04	4Q03	1Q03
Multiple bank	396	444	382
Subsidiaries	288	332	280
Total	684	776	662

In the 1Q04, other administrative expenses increased by R$22 million Y-o-Y, principally by increases in utilities tariffs, rental and software maintenance contracts, real estate rental, postage, power energy, acquisitions and partnerships.

Compared to last quarter, expenses dropped by R$92 million in 1Q04, mainly due to concentration of expenses in the last quarter related to: projects implementation, internal market campaigns, credit and collection, increase in assets volume, brand expansion, and events that occurred at the end of the year.

The table below shows the breakdown of administrative expenses:

			R$ million
Other Administrative Expenses	1Q04	4Q03	1Q03
Third-party services	220	253	222
Leasing of equipments	7	7	8
Data processing and telecomunications	103	117	98
Depreciation and amortization	89	81	84
Facilities - maintenance and preservation	137	131	127
Advertising and publicity	41	83	40
Financial system services cost	22	20	17
Transportation	14	24	14
Material	11	21	10
Others	40	39	42
Total	684	776	662

Businesses Highlights

Retail Bank

In 1Q04, 143,000 new checking accounts were opened. Checking-account holders plus investors in savings accounts, and retirees reached, at the end of the quarter, 6.1 million clients under the Unibanco brand. The increase in Unibanco’s client base results from the organic growth program, internally called ContAtiva 2, launched in February 2003.

Taking into account the customers of the consumer finance subsidiaries (Fininvest, PontoCred, and LuizaCred), the total client base of Unibanco Group reached 14.2 million at the end of March 2004. Adding the HiperCard clients (please find more information in the following pages), the total volume reaches 15.8 million. The average number of products per checking account holder stood at 6.0, above the 5.7 figure of March 2003.

Client Base

Unibanco and its associated companies, Fininvest, LuizaCred, PontoCred, and Tecban (Banco 24 Horas), reached 11,629 points of service at the end of March 2004, distributed as follows:

  796 branches and 77 in-store branches (inside supermarkets and stores);

  407 corporate-site branches;

  112 Fininvest stores;

  7,827 Fininvest points-of-sale (retailers);

  174 LuizaCred stores;

  347 PontoCred stores; and

  1,889 Banco 24 Horas sites (ATMs).

The new acquisitions have added:

  64 Creditec stores and 162 Creditec points-of-sale; and

  61,477 points-of-sale affiliated to HiperCard credit card, in addition to the 119 Bompreço stores.

Retail Bank Businesses

The main Retail Bank companies are Unicard, Fininvest, LuizaCred, PontoCred, Credicard, Dibens, Unibanco Capitalização, Banco1.net/Investshop, and Blockbuster.

The Consumer Companies

Unibanco’s Consumer Companies focus in the credit card and consumer finance segments. They are formed by Unicard, Fininvest, PontoCred (a partnership established with Globex, Ponto Frio stores), LuizaCred (a partnership signed with Magazine Luiza department store chain), and also by Tricard (since July 2003), Creditec (since November 2003), and, more recently, HiperCard (since March 2004). The Tricard business is consolidated in Unicard. The incorporation of Creditec and HiperCard to the consumer finance division is scheduled to occur in 2Q04.

					R$ million
1Q04 Financial Information	UNICARD (1)	FININVEST	LUIZACRED (2)	PONTOCRED	CREDICARD GROUP
Net income	33	44	7	15	134
(%) Equity stake	100	100	50	50	33
Equity income	33	44	3	8	46
Credit portfolio (3)	1,000	1,171	323	687	3,645
Provision for loan losses (3)	46	78	9	26	84
Annualized ROAE	77.0%	50.2%	76.2%	46.1%	147.1%

Business Information (3)
Portfolio (million of credit cards / clients)	4.8	4.1	1.1	2.9	7.1
Billings	1,412	882	152	394	4,260
Number of transactions (million)	20	13	1	1	56
Average Ticket (R$)	71	69	213	495	75
(1)	Credit card business: former Cartão Unibanco transactions included in Unicard - Banco Múltiplo SA
(2)	Result consolidated at Fininvest
(3)	When referring to Credicard, data refers to the stand-alone company

HiperCard Acquisition

On March 1st, Unibanco acquired through its subsidiaries, from the Dutch group Ahold, the total capital of HiperCard Administradora de Cartão de Crédito Ltda for R$ 630 million. The price is still subject to adjustments, pending the outcome of the due diligence process. In the same date, Ahold sold the Bompreço supermarket chain to Wal Mart.

HiperCard was founded in 1982 to be Bompreço supermarkets private label credit card company. HiperCard is presently accepted in more than 60 thousand points-of-sale in the Northeast of Brazil. The company is also the acquirer, issuer, and processor of its credit cards. The company posted total billings of R$ 3.6 billion in 2003. HiperCard is the main mean of payment used in the 119 stores of Bompreço supermarket chain, which accounts for 42.8% of HiperCard’s total billings.

HiperCard’s assets and liabilities have not yet been consolidated in March 2004 Unibanco’s balance sheet, waiting for the conclusion of the due diligence and the approval by the relevant regulatory authorities. Unibanco’s 1Q04 results take into account the equity income of HiperCard for the month of March.

The net income for the month of March, already under Unibanco’s management, was R$ 4.1 million. At the end of March, Hipercard’s portfolio stood at R$ 719 million, comprising 61,477 affiliated stores and 2.4 million cards, for a total of 1.6 million clients. The company’s market share in the credit card segment, in terms of portfolio, reached 5% in 1Q04 (Source: ABECS).

Unicard

Unicard’s credit card business, which derived from Cartão Unibanco operation, had earnings of R$33 million in 1Q04, an increase of 43.5% when compared to 1Q03. The 1Q04 annualized ROAE was 77%. The reduction of 17.9% in provision for loan losses in 1Q04, a figure of R$46 million, compared to R$56 million in 1Q03, contributed for this result.

Billings, measured in terms of volume of purchases and withdrawals, reached R$1,412 million in 1Q04, a 17.4% growth vs. 1Q03. The average monthly financed volume was R$428 million in the quarter, 10.6% above 1Q03. In March, the number of cards issued stood at 4,813 thousand, up 23.3% Y-o-Y and 9.8% Q-o-Q.

Following are Unicard – Banco Múltiplo S.A.’s main indicators:

			R$ million
Financial Information	1Q04	4Q03	1Q03
Earnings	33	28	23
Fees	54	57	47
Credit portfolio	1,000	1,065	918
Provision for loan losses	46	51	56
Annualized ROAE	77.0%	76.2%	99.5%

Business Information
Portfolio (number of credit cards, in million)	4.8	4.4	3.9
Billings	1,412	1,536	1,203
Number of transactions (# million)	20	20	17
Average ticket (R$)	71	77	70
Revolving credit	428	446	387

Fininvest

Fininvest’s equity income was of R$44 million in 1Q04, an increase of 69.2% Y-o-Y, and an annualized ROAE of 50.2% for the period. The company, excluding LuizaCred, ended 1Q04 with R$1,171 million in credit portfolio (including corporate and individual loans), a 9.3% growth when compared to 1Q03. Provision for loan losses (excluding LuizaCred) reached R$78 million in 1Q04. Active customers totaled 4.1 million at the end of March. Fininvest closed the quarter with 176 stores, including the 64 Creditec stores acquired in November 2003. The Creditec stores should be totally integrated to the Fininvest stores until the end of May 2004. The telemarketing and back-office operations should be integrated during the 3Q04. Up to March 31st 2004, Creditec’s result has not yet been reflected in Unibanco’s results, given that the transaction is subject to the Brazilian Central Bank approval.

The table below shows Fininvest’s main indicators:

			R$ million
Financial Information	1Q04	4Q03	1Q03
Equity income	44	71	26
Credit portfolio (excluding LuizaCred)	1,171	1,199	1,071
Fees	55	59	56
Provision for loan losses (excluding LuizaCred)	78	82	71
Annualized ROAE	50.2%	104.0%	44.8%

Business Information
Portfolio (million of clients )	4.1	4.0	3.3
Billings	882	967	859
Number of transactions (# million)	13	13	10
Average ticket (R$)	69	77	84

LuizaCred

LuizaCred, a Fininvest subsidiary, posted earnings of R$7 million in 1Q04 with ROAE of 76.2% for the period. The volume of financed sales increased by 50.5% Y-o-Y, reaching R$152 million in the quarter. The company ended March 2004 with 1.1 million active customers and R$323 million in loan portfolio, up 1.3% Q-o-Q and 49.5% Y-o-Y.

In 1Q04, the company, acting as Fininvest’s correspondent, lent R$ 24 million in personal loans, a 188.2% increase over 1Q03. Unemployment insurance policies were also sold to 33.8% of the total number of contracts in the period, representing 180 thousand insurance policies with total premiums of R$ 2 million, an increase of 81.8% when compared to 1Q03.

The following table presents LuizaCred’s main indicators:

			R$ million
Financial Information	1Q04	4Q03	1Q03
Earnings	7	3	4
Equity income	3	2	2
Credit portfolio	323	319	216
Provision for loan losses	9	8	5
Annualized ROAE	76.2%	34.5%	67.7%

Business Information
Portfolio (million of clients )	1.1	1.1	0.9
Billings	152	186	101
Number of transactions (million)	0.7	1.0	0.5
Average ticket (R$)	213	180	210

PontoCred

PontoCred (the new denomination of InvestCred Unibanco) posted net income of R$15 million in 1Q04, up 25% Q-o-Q and 114.3% Y-o-Y. ROAE stood at 46.1% in the quarter. At the end of March, the loan portfolio totaled R$687 million, an increase of R$155 million in twelve months. The total number of active customers reached 2.9 million.

The table below shows PontoCred’s main figures:

			R$ million
Financial Information	1Q04	4Q03	1Q03
Net income	15	12	7
Equity income	8	6	4
Credit portfolio	687	717	532
Provision for loan losses	26	22	28
Annualized ROAE	46.1%	38.6%	25.2%

Business Information
Portfolio (million of clients)	2.9	3.0	2.5
Billings	394	525	347
Number of transactions (million)	0.8	1.1	0.8
Average ticket (R$)	495	465	451

Credicard Group

The Credicard Group – formed by Credicard, Redecard, and Orbitall contributed with R$46 million to Unibanco’s 1Q04 results. The volume of transactions of Credicard increased by 9.8% in 1Q04 when compared to the same period of last year, totaling 56 million.

Following are Credicard’s main indicators:

			R$ million
Financial Information	1Q04	4Q03	1Q03
Net income	134	195	132
Equity income	46	67	40
Credit portfolio (1)	3,645	3,835	3,135
Fees	136	171	130
Provision for loan losses (1)	84	75	81
Annualized ROAE	147.1%	253.7%	164.3%

Business Information(1)
Portfolio (million of cards)	7.1	7.0	6.7
Billings	4,260	4,916	4,051
Number of transactions (million)	56	63	51
Average ticket (R$)	75	79	80
Revolving credit	960	893	825
(1)	Information related exclusively to the Credicard business

Dibens

Banco Dibens, a partnership with Grupo Verdi, specialized in cars, trucks and buses financing, posted net income of R$ 2 million in 1Q04. The bank ended the quarter with a R$1.6 billion loan portfolio, up 33.3% Y-o-Y.

Unibanco Capitalização

The annuity business of Unibanco Capitalização ended 1Q04 posting gross sales of R$72 million, up 5.9% when compared to the same period of last year. The result of the annuity business reached R$14 million in the quarter and the ROAE was 68.9%.

Unibanco Capitalização was awarded the Prêmio Segurador/Brasil "Ranking 2003" by Planeta Seguros magazine as a recognition to be the company with the best performance in its segment.

Banco1.net / Investshop

Banco1.net ended 1Q04 with R$29 million in loans and R$58 million in total deposits. Earnings before taxes, amortization and depreciation was R$2.3 million in 1Q04, due to an increase in the revenue from financial intermediation and fees from services rendered and to the 9.5% growth in the client base when compared to 1Q03.

Unibanco Investshop Corretora, the new denomination of Investshop Corretora, wholly-owned by Banco1.net, reached R$1.8 billion in trading volume in 1Q04, a 111% growth when compared to the same period of last year. On March 1st 2004, Unibanco Corretora started using the operational platform of Unibanco Investshop Corretora in the São Paulo Stock Exchange (Bovespa), aiming at rationalize, increase synergies and modernize the operational processes of both brokerage houses. Investshop is the largest online broker in Latin America with a special performance in the investment funds and federal public bonds (Tesouro Direto) distribution, having a 13.5% market share of the “home broker” trading volume in the São Paulo Stock Exchange (Bovespa).

Blockbuster

BWU Com. e Entretenimento Ltda., Blockbuster Video’s master franchisee in Brazil, ended the quarter with 117 stores, of which 109 are wholly-owned and 8 are sub-franchisees. The company posted gross revenues of R$34.7 million and equity income of R$ 494 thousand to Unibanco, which owns 60% of the company.

Wholesale Bank

Fixed Income

Unibanco kept the leadership in the fixed income domestic market in 2004, coordinating R$ 365 million in primary issues, with a market share of 17%. Unibanco was the lead manager of a R$ 1.2 billion Braskem debentures issue.

Correspondent Banking

Unibanco ended 1Q04 with US$1.4 billion in contracted funding. It is also worth mentioning the additional US$1.3 billion in import credit lines funding provided by trade credit exports agencies and multilateral organizations. The main highlight of the period is the contract signed with the Japan Bank for International Cooperation (JBIC) for a ¥ 2 billion credit line and another US$ 20 million credit line. The transaction consolidates Unibanco’s leadership in the multilateral institutions and governmental international trade agencies on-lending in the local market.

Syndicated Loans

Unibanco was the co-lead manager, together with Caixa Banco de Investimento, of a US$100 million IDB 8-year loan to Bandeirante Energia. Unibanco was the lead manager of a R$ 200 million 4-year syndicated loan to Celpe. The March 2004 issue of the Trade Finance Magazine awarded the Cosipa US$ 135 million pre-payment exports transaction of December 2003, the “Structured Transaction” of foreign trade loan deal of the year.

Foreign Exchange and Trade

In terms of foreign exchange contracts, Unibanco had US$ 1.378 billion in export contracts in 1Q04, out of US$ 20.758 billion market aggregate, which represents a 6.64% market share in the quarter compared to a 5.82% at the end of 2003. In the import market, Unibanco contracted transactions in the amount of US$ 1.227 billion, from a total market volume of US$ 12.697 billion, thus increasing its participation from 8.11% in 2003 to 9.66%.

The trade finance loan portfolio, including imports, exports, and international guarantees, totaled US$ 1.542 billion, an increase of 7.4% when compared to the end of 2003. Unibanco’s growth focus was in the export assets, reaching a volume of US$913.5 million, a Q-o-Q growth of 12.5%, mainly due to an increase in pre-payment transactions of exports.

Mergers and Acquisitions

During the 1Q04, Unibanco acted as financial advisor in four transactions, totaling a volume of more than R$ 700 million. According to Thomson ranking for 1Q04, Unibanco is the Brazilian bank that concluded the largest number of M&A deals in Brazil.

Insurance and Private Pension Plans

The insurance and private pension fund businesses posted net income of R$67 million in 1Q04 with a ROAE of 19.7%. The 1Q04 financial income decreased 34.1% when compared to 1Q03, due to a change in the public securities positioning, from FX-pegged securities in 1Q03 to interest rate pegged securities in 1Q04, besides the lower interest rates scenario in 1Q04.

1Q04’s gross revenues amounted to R$982 million, 7.7% above 1Q03 and up 24.6% Q-o-Q.

Unibanco’s insurance and pension fund companies ranked 4th in consolidated terms, according to Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), with a 8.1% market share (February/2004 figures).

Technical reserves amounted to R$4,281 million at the end of the quarter, increasing 36.6% relative to 1Q03 and 10% vs. 4Q03.

Insurance

			R$ million
Consolidated Insurance Figures (1)	1Q04	4Q03	1Q03
Net premiums written - Insurance	612	517	618
Premiums retained	407	370	356
Premiums earned	377	358	335
Industrial result	62	47	53
Personnel and administrative expenses	(50)	(48)	(52)
Taxes and other operating expenses	(9)	8	(6)
Operating income	2	7	(5)
Financial income / Technical reserves	81	80	123
Income before taxes	83	88	118
Net income	67	54	90

Claims ratio % (2)	56.8	59.7	62.8
Combined ratio % (3)	99.5	98.0	101.4
Extended combined ratio % (4)	84.7	82.9	76.7
(1)	AIG Brasil, UASEG and Unibanco AIG Saúde.
(2)	Claims / Premiums.
(3)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / premiums earned.
(4)	(Operating expenses + administrative expenses + selling expenses, claims and taxes) / (premiums earned + financial income)

Net premiums written totaled R$612 million in 1Q04, up 18.4% compared to 4Q03, keeping the same level of 1Q03. The 1Q04 operating income, at R$ 2 million, R$ 7 million higher than the 1Q03, was influenced by a lower level of claims and by discipline in controlling administrative expenses. The claims ratio presented an improvement due to better product mix and risk management policy. This ratio improved despite an unfavorable scenario due to the Catarina hurricane. In this occasion, Unibanco AIG clients could count on a special structure promptly developed to them.

Consolidated Insurance Premiums Written (%)
	1Q04	4Q03	1Q03
Life	20.2	21.8	17.8
Health	4.9	5.9	4.0
Auto	20.1	21.0	17.7
Operational, Fire and other risks	17.8	28.8	29.2
Other P & C	14.5	8.5	6.3
Others (1)	22.5	14.0	25.0
Total	100.0	100.0	100.0
(1)	Includes property, cargo, marine and other insurance

The combined ratio, that measures the efficiency of the insurance companies, was 99.5% in 1Q04. The extended combined ratio, which includes financial revenues, reached 84.7%.

Personnel and administrative expenses amounted to R$ 50 million in 1Q04, 3.8% below the 1Q03 figure.

The company launched in the quarter a new version of women insurance with an exclusive “beauty kit” that fostered the sales of accident insurance policies in the period.

According to the latest industry data, released by SUSEP as of February 2004, Unibanco AIG Seguros maintained the top ranking in the corporate segment, noteworthy in D&O (Directors & Officers), international transportation, aviation, petrochemical risks, and risks associated with energy generation and distribution.

The insurance companies’ technical reserves reached R$902 million at the end of 1Q04, up 9.9% Q-o-Q.

Private Pension Plans

Unibanco AIG Previdência posted net income of R$13 million in 1Q04, up 18.2% Y-o-Y and 30% Q-o-Q. Unibanco AIG Previdência ranked 4th in pension plan sales until February 2004, with 9% market share, according to the ANAPP official data. Gross revenues for the quarter reached R$370 million, up 36.5% Q-o-Q and 25.9% Y-o-Y. Revenue growth is related to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts.

As for the sale of corporate pension plans, according to ANAPP’s data for February 2004, Unibanco AIG Previdência ranked first in terms of accumulated sales for the year, with a volume of R$172 million. The company services approximately 650 thousand individual customers and 1,112 corporate clients.

Unibanco AIG Previdência was awarded the 2003 best private pension plans company in Brazil, according to the sector analysis published in the March 2004 edition of the Conjuntura Econômica Magazine.

In March 2004, technical reserves stood at R$3,379 million, up 46.3% Y-o-Y.

Wealth Management

Unibanco Asset Management (UAM) ended 1Q04 with R$29,324 million in assets under management, up 48.9% Y-o-Y compared to the 37.2% growth of the industry, and 8.8% Q-o-Q. The quarter accounted for positive fund raising of R$ 1.5 billion, mainly from the retail and institutional segments. In February 2004, UAM was ranked 7th in ANBID’s Global Ranking of Third Parties’ Assets under Management. In March 2004, UAM’s market share was 4.8%, compared to 4.5% in the same month of the previous year.

The Private Banking business ended the 1Q04 with assets under management of R$11.4 billion, which represents an increase of 10.7% Y-o-Y.

R$3.6 billion of the total Private Bank assets under management came from investment in funds and managed portfolios, representing a market share of 8.1%, holding the 2nd position in the segment’s global ranking published by Anbid in March 2004.

The first donation from the Social Investment Private Fund, totaling R$ 276 thousand, occurred in this quarter. Four institutions, focusing complementary education, received grants from the Fund. The Social Fund approval and success, led to its offer to all Unibanco clients.

Other Operational Highlights

Unibanco Pessoas (Human Resources)

In March 2004, Unibanco’s staff totaled 28,229 professionals, an increase of 604 employees when compared to December 2003. This growth in 1Q04 is mainly due to the incorporation of Creditec’s staff, a company acquired by Unibanco in November 2003, and to the hiring of new employees for the organic growth program in the branch network.

In 1Q04, R$3 million were invested on several initiatives ranging from specific training programs (including the People Management Program) to MBAs in Brazil and abroad. The People Management Programs will train all Unibanco managers, aiming at the excellence in the teams’ leadership in order to guarantee a more participative environment focused on immediate results. Since its inception, in October 2003, 30% of Unibanco’s managers were trained, including 480 managers in 1Q04.

The Healthcare Plan was restructured, providing Unibanco’s employees and their dependents with a medical care network 405% broader than the previous one. The new Healthcare Plan also gives discounts on medication and information on treatments, medical research and quality of life, which are all published in Unibanco’s Corporate Portal.

During the first quarter of 2004, the Extrajudicial Reconciliation Commission was established aiming at offering former employees the opportunity of submitting complaints regarding their rights directly to the Organization and to the representatives of unions, thereby reducing the number of lawsuits under way in the Labor Courts. Up to March, more than 30 agreements were signed with unions in various regions of the country. This is another Unibanco’s initiative focusing on valuing and respecting Unibanco’s relationship with its employees.

Social Responsibility

The Unibanco Institute has been involved for over 20 years in a wide range of social welfare activities and concentrates today its activities in education. The supported projects focus on the social inclusion of underprivileged adolescents and young adults, by means of activities designed to reduce the lack of school education, provide professional training, and encourage education for entrepreneurs. The projects launched in 1Q04, which will be added to the ones already in full progress, are:

  Expansion of the project Citizenship and Computer Science Schools (EICS - Escolas de Informática e Cidadania - AVANÇADAS) – Pilot project in Curitiba focusing the growth in employability.
  (Partner and coordinator: Comitê para Democratização da Informática- CDI)

  São Paulo 450 years Educational Project (Projeto Educacional São Paulo 450 Anos)
  (Partner: Instituto Votorantim / Coordination: BEI / Pedagogical Project: CEDAC / Support: Secretaria Municipal de Educação)

  Human Rights in Schools Project (Projeto Direitos Humanos nas Escolas)
  (Partner: Faculdade de Educação da Universidade de São Paulo)

Further to the projects described above, the Environmental Education Center was launched on April 7th, in the city of Santos (São Paulo state) through the Environmental Education Program. The Center counts on a pedagogical infra-structure and is part of the Fishing Museum. It seeks to stimulate the learning and ecological consciousness, mainly for low income children and teenagers.

The Moreira Salles Institute (IMS – Instituto Moreira Salles) focuses on divulging Brazilian culture and especially on conserving its memory. It carries out its own specific projects, mostly on photography, literature, cinema, Brazilian music, and fine arts.

In the 1Q04, the Moreira Salles Institute cultural centers were visited by roughly 73 thousand people, up by 150% vs. the same period of the previous year. 14 photography and fine arts exhibitions were held. The Institute hosted 27 activities involving art education, films, and theatre for children and teenagers. Over the course of the quarter, more than 12 thousand students took part in 321 guided visits to the exhibitions. The movie theatres of the Espaço Unibanco / Unibanco Arteplex chain of cinemas attracted some 895 thousand spectators during the period.

Corporate Governance

The best possible corporate governance practices have long been routine at Unibanco and Unibanco Holdings day-to-day business. In 2001, the bank upgraded its listing at Bovespa to Level 1, in response to basic requirements of transparency and market credibility. Backed by a professional management team, the Bank adopted clear procedures to safeguard impartial decision-making, timely implementation of initiatives and strategies, and capacity to act promptly to scenario changes.

Organizational Structure Changes

In April 2004, important changes in the internal structure of Unibanco were announced, in complement to the ones announced in March. The new model seeks to stimulate collaboration and partnership within the organization; develop a similar vision on people management issues; and reinforce the focus on the Retail and Wholesale businesses.

  Pedro Sampaio Malan, Vice-Chairman of Unibanco’s Board of Directors since May 2003, was elected, on April 30th 2004, Chairman of the Board.

  Pedro Moreira Salles will serve as Unibanco’s CEO.

  After many years of contribution as top managers of Unibanco, Joaquim Francisco de Castro Neto and Fernando Sotelino, current CEOs of the Retail and the Wholesale Banks, respectively, were elected members of Unibanco’s Board of Directors, together with Armínio Fraga Neto, Pedro Bodin, Israel Vainboim and Gabriel Jorge Ferreira, Pedro Sampaio Malan and Pedro Moreira Salles.

  João Dionísio Amoêdo joined Unibanco and was appointed the Executive Vice President of the Wholesale Bank, as of May 1st, substituting Fernando Sotelino.

  Marcio Schettini was appointed the Executive Vice President of the Retail Bank, as of July 1st, substituting Joaquim Francisco de Castro Neto.

  The Corporate Vice Presidency, under Geraldo Travaglia, responsible for the investor relations, planning and accounting areas, will include, as of July 1st, the technology and administration departments.

  Daniel Gleizer is part of Unibanco’s team since March 23rd, being in charge of the areas of Risk (market, credit, and operational), macroeconomic research, and the structure allocation and cost of capital.

  Lucas Melo is responsible for a new area that includes the Audit, Compliance, Legal, and Government Relations departments.

  Ney Dias, former Unibanco-AIG controller, is in charge of the Accounting and Investor Relations departments of Unibanco, substituting Lucas Melo, and reporting to Geraldo Travaglia.

Highlights of Unibanco Holdings’ and Unibanco’s Ordinary and Extraordinary Shareholders Meetings of April 30th 2004:

  Audit Committee

The establishment of an Audit Committee, as per Brazilian Law, was approved. After the Brazilian Central Bank homologation, the Audit Committee will have the power to, among other responsibilities, indicate, ad referendum of the Board of Directors, the External Independent Auditor; review the half-yearly financial statements; evaluate the External Auditors as well as the Internal Auditing; establish, divulge, monitor, and oversee procedures regarding compliance with legal requirements and recommendations on the correction, and improvement of internal policies and strategies. The Audit Committee will have the following structure:

Gabriel Jorge Ferreira: member of Unibanco’s Board of Directors and President of the National Confederation of Financial Institutions (CNF – Confederação Nacional das Instituições Financeiras).

Eduardo Augusto Guimarães: ex- President of Banco do Brasil (2001-03) and Banco do Estado de São Paulo – BANESPA (1999-2000), he also worked for the Institute of Economic and Social Planning – IPEA and was Research Director and President of the Brazilian Institute of Geography and Statistics - IBGE (1985-88 and 1990-92).

Guy Almeida Andrade: President of the Institute of Independent Accountants of Brazil (IBRACON - Instituto dos Auditores Independentes do Brasil), he is also a Member of the board of IFAC - International Federation of Accountants and President of its audit committee. He is a partner at Magalhães Andrade Auditores Independentes.

  Reverse Stock Split

Unibanco and Unibanco Holdings approved a reverse stock split of their respective stocks, common and preferred shares, including the Units (each Unit represents one preferred share issued by Unibanco and one preferred share issued by Unibanco Holdings), at the ratio of 100 (one hundred) shares to 1 (one) share. The reverse stock split aims at providing more efficiency in control and in the relationship with the shareholders, and operational cost reduction, as well as being one more step in the quest for increasing stock liquidity. The reverse stock split is pending the Brazilian Central Bank approval.

Market Maker for Units

Unibanco hired LatinFinance Advisory & Research S.A. and Ágora Senior Corretora de Títulos e Valores Mobiliários S.A., a securities brokerage company, to be, respectively, advisor and Market Maker for UNITs (UBBR11) in the BOVESPA, the São Paulo Stock Exchange.

Please note that the original Press Release is in Portuguese. In case of doubt the Portuguese version prevails.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
SUMMARY CONSOLIDATED BALANCE SHEET

					R$ million
	Mar-04	Dec-03	Mar-03	Quarter Change (%)	Annual Change (%)
ASSETS
Cash and due from bank	935	1,083	1,122	-13.7	-16.7
Interbank investments	10,498	10,961	8,306	-4.2	26.4
Marketable securities and financial derivatives instruments	17,945	15,505	18,534	15.7	-3.2
Interbank accounts	4,421	4,180	4,858	5.8	-9.0
Loan portfolio	27,049	27,678	25,708	-2.3	5.2
Allowance for loan losses	(1,396)	(1,549)	(1,458)	-9.9	-4.3
Net loans	25,653	26,129	24,250	-1.8	5.8
Foreign exchange portfolio, except for ACC (1)	844	1,072	3,000	-21.3	-71.9
Negotiation and intermediation of securities	313	238	393	31.5	-20.4
Investments	2,169	1,556	1,647	39.4	31.7
Fixed and leased assets	982	988	1,028	-0.7	-4.5
Deferred charges	695	658	683	5.6	1.8
Other assets	7,050	7,262	6,193	-2.9	13.8

Total assets	71,505	69,632	70,014	2.7	2.1

LIABILITIES
Deposits	27,414	25,357	25,176	8.1	8.9
Securities sold under repurchase agreements (open market)	7,141	7,184	5,881	-0.6	21.4
Resources from securities issued	3,083	3,465	4,734	-11.0	-34.9
Interbank accounts	458	20	746	2,190.0	-38.6
Borrowings and onlendings in Brazil - Governmental agencies	8,839	9,429	10,644	-6.3	-17.0
Financial derivatives instruments	255	253	357	0.8	-28.6
Technical provisions for insurance, capitalization and
retirement plans	4,641	4,195	3,353	10.6	38.4
Foreign exchange portfolio (1)	1,106	1,163	3,606	-4.9	-69.3
Negotiation and intermediation of securities	361	233	449	54.9	-19.6
Other liabilities	10,007	10,344	7,615	-3.3	31.4

Total liabilities	63,305	61,643	62,561	2.7	1.2

Minority interest	842	833	736	1.1	14.4
Stockholders' equity	7,358	7,156	6,717	2.8	9.5

Stockholders' equity managed by parent company	8,200	7,989	7,453	2.6	10.0

Total liabilities + stockholders' equity	71,505	69,632	70,014	2.7	2.1

Note: (1) Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIODS

			R$ million
	1Q04	4Q03	1Q03
Revenue from financial intermediation	2,891	3,016	2,854
Loan portfolio	1,801	1,924	1,769
Adjusted results from marketable securities	750	713	570
Insurance, pension plans and capitalization result	208	213	273
Leasing operations, foreign exchange transactions
and compulsory deposits	132	166	242

Expenses on financial intermediation	(1,686)	(1,754)	(1,821)
Deposits and securities sold	(1,082)	(1,141)	(1,242)
Interest and restatement expenses on technical provisions for insurance, pension plans and capitalization	(92)	(91)	(125)
Borrowings and onlendings	(199)	(180)	(170)
Provision for loan losses	(313)	(342)	(284)

Profit from financial intermediation	1,205	1,262	1,033

Other operating income (expenses)	(734)	(807)	(575)
Fees from services rendered	741	785	662
Insurance, pension plans and capitalization result	108	70	80
Credit card selling expenses	(70)	(61)	(53)
Salaries, benefits, training and social security	(459)	(460)	(400)
Other administrative expenses	(684)	(776)	(662)
Other taxes	(157)	(169)	(157)
Equity in the results of associated companies	6	(1)	2
Other operating income / Other operating expenses	(219)	(195)	(47)

Operating income	471	455	458
Non-operating income (expenses), net	(12)	2	10
Income before taxes and profit sharing	459	457	468

Income tax and social contribution	(79)	(66)	(148)

Profit sharing	(69)	(67)	(56)

Net income before minority interest	311	324	264
Minority interest	(35)	(33)	(46)

Net Income	276	291	218

Unibanco’s full financial statements will be available on our website at www.unibanco.com.br, under Investor Relations – Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein.

1Q04 Conference Call will be held on May 14, at 09:00 a.m. (Eastern Time) in Portuguese, and at 11:00 a.m. (Eastern Time) in English. See the webcast presentation through our Investor Relations website www.ir.unibanco.com – Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com, or by phone 55 11 3097-1313.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2004

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Chief Financial Officer

By:	/S/ Israel Vainboim
Israel Vainboim Chief Executive Officer and Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.